JENNIFER M. GOODMAN ATTORNEY AT LAW +1 (312) 609 7732 jgoodman@vedderprice.com	222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES

August 13, 2014

VIA EDGAR

Ms. Sally Samuels
Division of Investment Management-Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Wilshire Variable Insurance Trust (the “Registrant” or the “Trust”)
File No. 811-07917

Dear Ms. Samuels:

On behalf of the Registrant, this letter is in response to the comments you provided on July 28, 2014 and August 6, 2014  regarding the preliminary proxy statement filed on July 14, 2014 (the “Proxy Statement”) for the Balanced Fund, 2015 ETF Fund, 2025 ETF Fund and 2035 ETF Fund, each a series of the Registrant, and the registration statement on Form N-14 filed on July 14, 2014 (the “N-14”) relating to the issuance of shares of beneficial interest in connection with the reorganization of each of the Equity Fund, Income Fund, International Equity Fund, Small Cap Fund and Socially Responsible Fund (the “Acquired Funds”) into the Balanced Fund, each a series of the Registrant.  As you requested, this letter is being filed via EDGAR.

General Comments

(1)
Comment:  Pursuant to Item 22(a)(3)(ii) of Schedule 14A, please provide a summary of all of the proposals in tabular form on one of the first three pages of the Proxy Statement/N-14 and indicate which Fund is solicited with respect to each proposal.  In the table please list each fundamental policy that shareholders are being asked to vote on.

Response:  A summary of the proposals in tabular form has been added to page 1.

Ms. Sally Samuels
August 13, 2014

(2)
Comment:  On page 14, please bold the statement that indicates that the Income Fund will not have a lower total operating expense ratio following the mergers.  In addition, please specify the difference in the total operating expense ratios.

Response:  This statement is shown in bold and the difference in the total operating expense ratios is noted.

(3)	Comment: Fee waivers and/or expense caps should only be shown in the expense table if they are for a full year from the effective date of the Proxy Statement/N-14.

Response:  The expense limitation is through August 13, 2015 and therefore is shown in the expense table.

(4)	Comment: With respect to Proposal 2, please clarify how the amendment is going to impact the advisory fee paid by shareholders.

Response:  Proposal 2 has been revised accordingly.

(5)
Comment:  With respect to Proposal 2, please confirm that Item 22(c) of Schedule 14A has been complied with.  Also, consider indicating the fee outcome if the Adviser were to invest in all unaffiliated funds.

Response:  The Registrant has provided all information pursuant to Item 22(c) of Schedule 14A.  The Registrant has not indicated the fee outcome if the Adviser were to invest in only unaffiliated funds because the Adviser has no present intention of investing in unaffiliated funds.  This has been noted in the Proxy Statement/N-14.  The Registrant included this proposal in the Proxy Statement/N-14 should the Balanced Fund invest in unaffiliated funds in the future.

(6)	Comment: On page 48, please indicate the term of the expense limitation agreement.

Response:  The term of the expense limitation has been added.

(7)
Comment:  With respect to the section “Information Regarding New Sub-Adviser For Balanced Fund” beginning on page 54, please confirm that Registrant has provided all information required pursuant to Item 22 of Schedule 14A.

Response:  With respect to this section, Registrant has provided all information pursuant to Item 22 of Schedule 14A.

Ms. Sally Samuels
August 13, 2014

(8)
Comment:  In the section “Information About Voting and the Special Meeting,” please identify the proxy solicitor pursuant to Item 4 of Regulation 14A.  In addition, please indicate the effects of proportional voting on the outcome of the proposals.

Response:  The section “Information About Voting and the Special Meeting” has been revised accordingly.

(9)	Comment: On the proxy cards, please provide more detail regarding each fundamental policy that shareholders are being asked to vote on.

Response:  The proxy cards have been revised accordingly.

(10)	Comment: Please consider moving the discussion regarding the expenses closer to the front of the Proxy Statement/N-14.

Response:  The discussion of expenses has been moved to page 2 of the Proxy Statement/N-14.

(11)	Comment: Please clarify that shareholders of the Acquiring Funds will be investing in a Fund that pursues different strategies and that has different investments following the mergers.

Response:  Clarifying disclosure has been added on page 2 of the Proxy Statement/Registration Statement.

(12)	Comment: Please revise footnote 1 to the expense table on page 15 to make it more clear.

Response:  Footnote 1 has been revised.

(13)	Comment: On page 17, please clarify whether the mergers will be considered tax-free.

Response:  The disclosure on page 17 has been clarified.

Ms. Sally Samuels
August 13, 2014

Accounting Comments

(14)
Comment:  Where the N-14 states that the Balanced Fund will be paying the costs associated with the mergers, please disclose what those costs are.   Also, please make adjustments for the merger costs in the pro formas and in the capitalization table.

Response:  The Registrant has disclosed the costs associated with the mergers and made any adjustments to the pro formas and capitalization table.

(15)	Comment: Please disclose the percentage of each Acquired Fund’s portfolio that will need to be sold. Also please disclose the costs associated with the repositioning of each Acquired Fund.

Response:  The Registrant has disclosed the percentage of each Acquired Fund’s portfolio that will be sold and the costs associated with the repositioning.

(16)
Comment:  With respect to the pro formas,  1) in the “pro forma adjustments” column, please provide the corresponding footnotes for (a)- (f) and 2) provide notes to the pro formas including a footnote for each of the following:  valuation, the basis of consolidation, tax status, the use of estimates and the costs relating to the merger.

Response:  The Registrant has revised the pro formas accordingly.

(17)	Comment: Please provide an accounting survivor analysis.

Response:  The analysis has been provided as Appendix A to this letter.

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If you have any questions regarding these responses, please call me at (312) 609-7732.

Very truly yours, /s/ Jennifer M. Goodman Jennifer M. Goodman

Appendix A

SURVIVING FUND ANALYSIS

Wilshire Associates Incorporated (“Wilshire” or the “Adviser”), the Equity Fund, Income Fund, International Equity Fund, Small Cap Fund and Socially Responsible Fund (each a “Target Fund, and collectively the “Target Funds”) and the Balanced Fund (the “Acquiring Fund” and collectively with the Target Funds, the “Funds”), believe that the Acquiring Fund is the appropriate survivor of the reorganizations of the Funds for the reasons discussed below.1

Corporate Structure	The Acquiring Fund is the legal survivor of the reorganizations. The Funds are each a series of Wilshire Variable Insurance Trust, a Delaware statutory trust.
Investment Advisers; Portfolio Management
Wilshire is the investment adviser to each of the Funds.

Different sub-advisers and different portfolio managers manage the Target Funds’ and the Acquiring Fund’s investment portfolios (or a portion thereof).  Guggenheim Partners Investment Management, LLC (“Guggenheim”), manages a portion of the Acquiring Fund’s portfolio. Santa Barbara Asset Management, LLC and TWIN Capital Management, Inc. each manage a portion of the Equity Fund.  Western Asset Management Company and Western Asset Management Company Limited together manage the Income Fund.  Thomas White International Ltd. and WCM Investment Management each manage a portion of International Equity Fund.  Los Angeles Capital Management and Equity Research, Inc. and Ranger Investment Management, L.P. each manage a portion of Small Cap Fund.  ClearBridge Investments, LLC manages the Socially Responsible Fund.

In addition, the Acquiring Fund, Equity Fund, International Equity Fund and Small Cap Fund each invest in affiliated underlying funds.

Guggenheim and the portfolio managers of the Acquiring Fund will continue to manage the combined fund’s investment portfolio in the same general manner in which they are currently managing the Acquiring Fund.  Accordingly, the Adviser believes that the historical performance of the Acquiring Fund is more indicative of the performance of the surviving fund.

1	See AICPA Accounting and Audit Guide for Investment Companies, with conforming changes as of May 1, 2013 (factors to determine accounting survivor).

Expense Structures and Expense Ratios	The expense structure of the Funds is the same. The expense structure of the surviving fund will be the same as that of the Acquiring Fund.
Investment Objectives, Policies and Restrictions
Although each Target Fund has a different investment objective and strategies than the Acquiring Fund, the Acquiring Fund currently pursues its investment objective by investing in the same underlying funds in which the Equity, International Equity and Small Cap Funds invest (although in different percentages) and by investing directly in certain of the same types of fixed income securities in which the Income Fund invests. Despite the differences in investment objectives and strategies, Wilshire believes the Acquiring Fund should provide shareholders of each Target Fund with a better overall investment opportunity.

Portfolio Composition
Because the surviving fund will operate under the investment objective, policies and restrictions of the Acquiring Fund, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Asset Size
As of December 31, 2013, the Equity Fund, Income Fund, International Equity Fund, Small Cap Fund and Socially Responsible Fund had $219,969,374, $71,689,596, $36,116,245 $44,752,046 and $56,222,916 in total assets, respectively, and the Acquiring Fund had $157,819,667 in total assets.

In terms of the structure of the transactions, upon the closing of the reorganizations, (i) the Acquiring Fund will acquire all of the assets of each Target Fund in exchange for voting shares of the Acquiring Fund and the Acquiring Fund’s assumption of all of the liabilities of each Target Fund; (ii) the newly issued Acquiring Fund voting shares received by each Target Fund will be distributed pro-rata to each of its shareholders of record and (iii) each Target Fund will be terminated, dissolved, and liquidated.

An analysis of the factors outlined in the AICPA Accounting and Audit Guide for Investment Companies is consistent with this structure and result.  The above analysis indicates that the combined fund will more closely resemble the Acquiring Fund.  In light of this supportive analysis, the Adviser and the Funds believe that the Acquiring Fund is therefore the appropriate survivor of the reorganizations.

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